Interim Report Quarter 3/2003

Verbund

Report of the Managing Board

Dear Shareholder,

quarter 3/2003 was characterized by extraordinary events – for the European electricity sector in general and Verbundgesellschaft in particular.

A dry spell that lasted from July to September reduced the volume of hydropower generation considerably, since it strongly depends on precipitation, thus resulting in a shortage of power in all of Europe, which took on scary dimensions – especially in Italy.

At the same time, heat, drought and shortage of capacity across Europe caused enormous swings in prices and massive price increases on the international electricity exchanges. The short-term price level exceeded previous year's level by more than 20%, and even the forward prices (that indicate future price trends) rose sharply. The causes behind the long-term trend include the decline in reserve capacities in Europe, the push towards renewable sources of energy and all measures taken in connection with reducing CO_2 emissions (Kyoto Protocol).

In addition, Scandinavia, Great Britain and Italy experienced large-scale power outages. In Austria, too, the loss of a high-voltage line in Hungary resulted in critical loads of the grid. It was thanks to the quick response of VERBUND-Austrian Power Grid AG (APG) that a power blackout was avoided.

These events illustrate clearly that the framework of the European electricity sector has changed substantially since the deregulation of the electricity market. Over the next few years, countermeasures must be taken against decreasing generation capacities and the concomitant reduction in the reserve capacities that are necessary for the proper working of the electricity market. We must therefore reckon with increasing investments in grid and power-plant improvements. In order to justify such long-term investment from a business point of view, the European regulatory authorities will have to create appropriate framework conditions.

It is against this turbulent background that Verbund is proud to announce a continued positive development of its result for quarter 3/2003.

The operating result was increased by 5.9% to €234.2 million. The reduced water supply, as a result of the extreme drought in the summer months, was problematic; it was 14% below the long-term average. Production losses at run-of-river power plants could not be compensated in full, in spite of the strong increase in generation from storage and thermal power plants. Tight cost management and taking advantage of the rising price level helped improve the result. The rise in price levels, however, has not yet fully paid off in terms of sales because of a lack of available volumes due to underproduction, but it does hold a substantial potential for improvement for 2004.

As for sales, gains have been made in almost all customer segments. The domestic wholesale market, in particular, saw again two-digit rates of increase.

Apart from the increase in the operating result, we were also successful in improving significantly the group result. The group result was increased by an impressive 41.5% to € 155.8 million through the continued debt-reduction program – in 2003, a total of €560 million in debt was paid off without any need for refinancing –, interest rates that continued to be low and through rate gains.

As for strategic partnerships, the company worked to meet the conditions related to the Austrian Electricity Solution in the quarter that just ended. The sale of the distribution subsidiary VERBUND-Austrian Power Vertriebs GmbH (APC), in particular, which did nothing but delay the implementation of the electricity solution, was pushed ahead vehemently. Following a public tender for the sale, a large number of national and international potential buyers indicated their interest to acquire APC. We are therefore confident that we will meet the requirements of the European Commission. By creating synergies, there is an added potential for improving Verbund's results.

Outlook

Despite the extremely low water supply in the summer months, we are still optimistic about keeping to our result forecasts. Based on an average water supply for the remainder of the year, we expect a slightly lower operating result, compared to 2002, in the (budgeted) amount of €320 million (2002: €331.1 million).

The group result, however, should improve significantly due to substantial debt reduction and come to a (budgeted) amount of €210 million (2002: €154.9 million). Earnings per share are believed to go up by 36%. The debt ratio is budgeted for 190% (2002: 251.8%) and will, therefore, be better than the industry average for the very first time. In addition, we expect another improvement in the return on capital employed and a significant value generation as a result of the increase in economic value added.

Dr. Johann Sereinig | Dipl.-Ing. Hans Haider | Dr. Michael Pistauer

Quarter 1-3/2003

Earnings

€ million	1-3/2000	1-3/2001	1-3/2002	1-3/2003	Change
Sales revenue	924.1	1,154.1	1,500.8	1,807.4	20.4 %
Operating result	223.1	224.1	221.2	234.2	5.9 %
Finance result	-149.7	-95.7	-77.8	11.6	114.9 %
Group result	44.3	84.6	110.1	155.8	41.5 %

Continued increase in sales. Selling prices, which continue to rise, and increased sales volumes resulted in an expansion of group sales revenue by €306.6 million, or 20.4%. Specifically, electricity revenue was up by 12.8%, to €1,443.6 million. There were gains both in Austria with respect to business with provincial companies (+€87.3 million) and business customers (+€23.0 million) and abroad (+€53.1 million). Overall, the increase in volume sales came to 5,153 GWh, or 9.9%, compared to the previous period. Grid sales were down by €22.3 million, or 11.7%. This was mainly due to the loss of revenue from transmission/transit, aperiodic adjustments included in the previous period and a decline in the fees for system services and transits. Eco-electricity revenue from the processing and administering of subsidies for eco-electricity (prescribed under the law for the first time in 2003) amounted to €158.4 million.

Increase in electricity and grid purchases. The hydro coefficient of run-of-river power plants was clearly below the long-term average (1.00), at 0.86. In total, own generation was on a slight decline (-2.0%), despite the increased utilization of storage and thermal power plants. As a result, expenses for electricity, grid and eco-electricity purchases went up by 38.6% to €1,118.6 million. This was triggered by higher purchase prices on the international electricity markets and eco-electricity purchases (included for the first time).

Increased use of fuels. The increase in the use of fuels was caused by a significant increase in own generation in the field of thermal power plants (1,259 GWh or 50.6%). It was necessary to push up thermal generation in order to compensate for the drop in generation from run-of-river power plants.

Decreased payroll expenses. Payroll and related expenses saw an improvement by 5.9% to €197.8 million. The expenses related to salaries and wages were lowered by 4.3% or €6.7 million due to a reduction in personnel (by 148 to 2,691 employees). Expenses for severance payments and pensions fell by 10.6% to €47.2 million. A provision for early retirement, an option not available after this year, in the amount of €15.0 million created somewhat of a burden, though. This must be seen against the background of the positive performance of the pension fund (€7.1 million) and the first-time application of the corridor method under IAS 19.93 (see below).

Changes in accounting and valuation methods. Based on a decision of the EU Ministers' Council, for the application in full of IAS/IFRS, accounting for pensions and similar obligations is modified, pursuant to IAS 19, in this quarterly report and the "corridor method under IAS 19.93" is applied, which has so far been deemed contrary to EU directives. This way, Verbund adapts its accounting method to the accounting practices of a large number of companies that prepare their annual accounts according to IAS/IFRS. Actuarial gains/losses (differences between projected pension expenses and

those calculated at the end of the period under review) are, at first, only explained, but not stated under payroll expenses. If they, accumulated and in future periods, exceed the corridor (defined as 10% of the provision), they will be recognized as income or expense. Compared to the accounting method applied in the past, pensions and similar obligations will be reduced by €14 million as of September 30, 2003.

Decline in other operating expenses. The decrease in other operating expenses by €10.1 million to €91.9 million was mainly due to the provisions for flood damage created last year.

Improved financing result. The financing result shows the successful implementation of the debt-reduction strategy while making good use of the current situation on capital markets to the benefit of Verbund. The financing result was improved by 76.6% to -€22.9 million. The decline in CHF and JPY exchange rates resulted in rate gains in the amount of €53.4 million (previous year: €13.4 million in rate losses); these have already been realized in the amount of €26.5 million through rate-hedging and repayments. The financing result, adjusted for foreign-exchange trends and the aperiodic income from the reversal of a financing provision (€14.7 million) included last year, improved by €22.7 million. This positive trend was achieved through the ongoing debt-clearing program in connection with lower interest rates.

Result from participating interests up as well. The increase in the result from participating interests by €1.9 million was primarily due to increases in dividends received as well as the profit on the sale of EVN shares. Lower income in connection with at-equity consolidated companies and a one-off effect in connection with the strategic partnership between Verbund and ESTAG had the opposite effect.

Positive result from long-term investment. The current price situation of share portfolios held to cover the social capital resulted in value-related price gains in the amount of €5.3 million; last year, however, we saw valuation-related price losses in the amount of €7.6 million.

Net worth

Non-current assets. Non-current assets were down by €523.1 million. With respect to plant, property and equipment, the decline can be attributed, primarily, to scheduled depreciation. The sale of shares in EVN AG in the amount of €240.5 million was, essentially, the trigger for the drop in participating interests by €235.6 million to €444.2 million. In this context, it should be mentioned that there was also a capital increase at Energia Holding SpA. Other long-term investments have changed, essentially, in terms of valuation. The decrease in other long-term investments can be traced back to the repayment of loans in the amount of €52.3 million.

Current assets. Current assets decreased by €47.2 million to €316.1 million. The decrease is primarily due to the reduction in other receivables as a result of payment received for allowances and the reduction in trade receivables.

Long and short-term financial obligations. The long and short-term financial obligations decreased by €569.6 million to €3,160.1 million. This was mainly due to repayments in the amount of €418.0 million and valuation-related changes in the amount of €158.6 million.

Long-term liabilities without financial obligations. The decrease in other long-term liabilities was caused, primarily, by applying the valuation method in accordance with IAS 39. Provisions for deferred taxes had to be set up in view of the higher fiscal result.

Short-term liabilities without financial obligations. Accruals for eco-electricity supplies, result-related increases in provisions for taxes and the shifting of corporate tax from deferred taxes to tax provisions led to an increase in provisions. The decline in other liabilities can be explained, primarily, by the repayment of a prepayment made.

Financial situation

Operating cash flow. The operating cash flow in the amount of €341.4 million is 38.1% higher than last year's. This is primarily due to the positive development of the operating result. Higher dividend inflows and the commencement of eco-electricity trading as well as the resulting payments received have also contributed to the increase.

Investment cash flow. The cash flow from investment activity is mainly due to the sale of shares in EVN AG, the sale of administrative buildings and the repayment of loans. The most crucial payment concerns the capital increase at Energia Holding SpA.

Cash flow from financing activities. Scheduled repayments of bonds, loans and long-term credit as well as the payout of dividends resulted in a negative cash flow from financing activity.

Ratios

Net Gearing. Net gearing was reduced from 263.7% as of September 30, 2002, to 193.9% as of September 30, 2003, as a result of the ongoing debt-clearing program and the increase in shareholders' equity from retained earnings.

EBIT-margin. The decrease in grid sales, higher expenses for electricity purchases due to a reduction in own generation and the processing of eco-electricity trading that commenced at the beginning of the business year 2003 cut the EBIT margin from 14.7% to 13.0%. Adjusted for trading in external electricity and eco-electricity, the EBIT margin dropped from 23.1% to 21.5%.

Quarter 3/2003

Earnings

Sales revenue. Sales revenue in quarter 3/2003 was increased, over the same period of the previous year, by €174.0 million, or 40.2%. This increase includes, for the first time, eco-electricity revenue in the amount of €52.4 million. Quarter 3/2003 accounts for 33.5% of the sales generated thus far.

Electricity, grid and eco-electricity purchases and fuel use. The increase by €193.1 million was caused by the commencement of trading in eco-electricity as well as higher expenses for electricity purchases. The insufficient water supply led to an increase in the utilization of thermal generation and, thus, in the use of fuels in the amount of €13.8 million.

Payroll and related expenses. The decline in the number of employees, a significant reduction in holiday times, a positive performance of the pension fund and, contrary to this, higher additions to early-retirement provisions resulted, on balance, in payroll expenses that were substantially reduced by €21.2 million.

Depreciation and amortization. As part of the cooperation project with ESTAG, the rates for useful life were adjusted last year to come in line with those of Verbund, which resulted in a one-time increase in depreciation.

Other operating expenses. The decrease of €14.6 million can be explained by the provisions for flood damage created in quarter 3/2002.

Finance result. The financing result reflects, by decreasing interest expenses, the continued debt-clearing efforts, as well as the decline in interest rates. The reduced result from participating interests was brought about by adjustments in connection with at-equity companies. The revaluation of investment funds, which had been devalued last year, helped improve the result from long-term investments.

Net worth

Non-current assets. Non-current assets were down by €140.7 million in quarter 3/2003. With respect to plant, property and equipment, the decline can be attributed, primarily, to scheduled depreciation. Other long-term investments were changed, essentially, because of loans that were repaid.

Current assets. Current assets decreased, insignificantly, by €10.5 million to €316.1 million in quarter 3/2003.

Long-term liabilities. Long-term liabilities decreased by €174.4 million to €3,968.3 million in quarter 3/2003. This reduction was mainly due to reclassifications to short-term financial obligations and valuation-related changes.

Short-term liabilities. Short-term liabilities went down by €1.7 million in quarter 3/2003. Short-term financial obligations increased, on balance, by €3.6 million as a result of scheduled repayments as well as of reclassifications from long-term financial obligations. The decrease in other liabilities was primarily the result of tax settlements.

Group financial statements for quarter 1-3/2003 pursuant to International Financial Reporting Standards (IFRS)

Consolidated income statement

€ million	1-3/2003	1-3/2002	3/2003	3/2002
Sales revenue	1.807,4	1.500,8	606,3	432,4
Electricity sales	1.443,6	1.280,3	490,6	358,5
Grid sales	168,2	190,5	56,4	66,2
Eco-electricity revenue	158,4	0,0	52,4	0,0
Others	37,2	30,0	6,9	7,7
Other operating income and changes in inventory	52,0	46,2	12,8	13,4
Electricity, grid and eco-electricity purchases	-1.118,6	-807,3	-391,6	-198,5
Fuel expenses and other purchased services	-79,8	-61,4	-27,2	-13,4
Payroll and related expenses	-197,8	-210,1	-48,8	-70,0
Depreciation and amortization	-137,1	-145,1	-45,4	-48,1
Other operating expenses	-91,9	-102,0	-32,4	-47,0
Operating result	234,2	221,1	73,7	68,8
Financing result	-22,9	-97,7	-31,9	-41,5
Result from participating interests [1]	28,7	26,8	-3,9	5,4
Result from long-term investment	5,8	-6,9	1,5	-1,9
Finance result	11,6	-77,8	-34,3	-38,0
Result before taxes on income	245,8	143,3	39,4	30,8
Taxes on income	-78,4	-41,0	-14,2	-10,1
Result after taxes on income	167,4	102,3	25,2	20,7
Minority interests	-11,6	7,8	4,3	7,8
Group result	155,8	110,1	29,5	28,5

[1] thereof at equity: Q1-3/2003 €2.9 million (Q3/2003 - €4.1 million), Q1-3/2002 €7.9 million (Q3/2002 €5.4 million)

Consolidated balance sheet

€ million		
Assets	**30.09.2003**	**31.12.2002**
Non-current assets	6,031.7	**6,554.8**
Intangible assets	10.5	12.4
Property, plant and equipment	4,230.2	4,333.4
Participating interests [1]	444.2	679.8
Long-term investments - cross-border leasing	933.9	1,037.6
Other long-term investments and other long-term receivables	412.9	491.6
Current assets	316.1	**363.3**
Inventories	23.8	23.9
Receivables and other assets	218.4	255.5
Securities	14.9	16.4
Cash and cash equivalents	59.0	67.5
Assets	6,347.8	**6,918.1**

[1] thereof at equity: as of 30.09.2003 €400.4 million, as of 31.12.2002 €386.4 million

€ million		
Liabilities	**30.09.2003**	**31.12.2002**
Shareholders' equity	1,236.1	**1,122.4**
Minority interests	151.4	**140.6**
Long-term liabilities	3,968.3	**4,524.1**
Financial obligations	1,530.1	1,918.3
Financial obligations - cross-border leasing	1,035.1	1,155.6
Provisions	606.5	609.5
Contributions to building costs	452.6	461.7
Deferred income and assets - cross-border leasing	276.0	280.4
Other liabilities	16.7	81.3
Provision for deferred taxes	51.3	17.4
Short-term liabilities	992.0	**1,130.9**
Financial obligations	589.34	651.8
Financial obligations - cross-border leasing	5.6	4.0
Provisions	271.9	227.7
Other liabilities	125.2	247.4
Liabilities	6,347.8	**6,918.1**

Consolidated statement of changes in equity

€ million	Share capital	Capital reserves	Profit reserves	Own shares	Total Shareholders' equity
As of 01.01.2002	244.0	10.9	778.3	-3.3	1,010.0
Changes in companies consolidated			28.9		28.9
Shares bought back				-4.1	-4.1
Cash flow hedge			0.8		0.8
Dividend			-38.5		-38.5
Group result			110.2		110.2
As of 30.09.2002	224.0	10.9	879.7	-7.4	1,107.3
As of 01.01.2003	224.0	10.9	894.9	-7.4	1,122.4
Changes in companies consolidated					0.0
Shares bought back					0.0
Cash flow hedge			0.9		0.9
Dividend			-43.0		-43.0
Group result			155.8		155.8
As of 30.09.2003	224.0	10.9	1,008.6	-7.4	1,236.1

Consolidated cash flow statement

€ million	1-3/2003	1-3/2002
Cash-flow from operating activity	341.4	247.2
Cash flow from investment activities	105.6	2.8
Cash flow from financing activities	-455.5	-295.6
Changes in cash and cash equivalents	-8.5	-45.6
Changes in companies consolidated	0.0	-146.5
Cash and cash equivalents as of 01.01.	67.5	226.5
Cash and cash equivalents as of 30.09.	59.0	34.4

Ratios

	Unit	1-3/2003	1-3/2002
Earnings per share [1]	€	5.07	3.58
Average no. of shares in circulation [1]	Units	30,737,861	30,772.115
EBITDA margin	%	20.5	24.4
EBITDA margin (excl. external electricity trade and eco-electricity)	%	34.6	38.5
EBIT margin	%	13.0	14.7
EBIT margin (excl. external electricity trade and eco-electricity)	%	21.5	23.1
Net Gearing [2]	%	193.9	263.7
Investment in property, plant and equipment	€ million	37.1	23.2
Average no. of employees		2,691	2,839
Hydro coefficient		0.86	1.00

[1] Diluted = non-diluted
[2] Based on interest-bearing net amount owed

Group divisions

Electricity business

Generation. The small amount of precipitation, especially in quarter 3/2003, led to a strong decline in generation from run-of-river/ threshold power plants. The water supply in quarter 1-3/2003 for run-of-river/threshold power plants was 14% below the long-term average, with a hydro coefficient of 0.86, and thus far below the levels achieved in previous years. Despite the increased use of storage power plants, hydropower generation fell by a total of 8.6%. By increasing generation from thermal power plants significantly by 50.6%, it was possible to almost compensate for the underproduction from hydropower – in total, own generation was only 2% below the level achieved in the same period last year. Hydraulic generation makes up 83% of total generation.

Generation			GWh
	1-3/2003	1-3/2002	Change
Hydropower	18,048	19,748	-8.6 %
Thermal power	3,749	2,490	50.6 %
Own generation	**21,796**	**22,238**	**-2.0 %**
Eco-electricity	2,385	n.a.	100.0 %
Electricity purchases	32,947	29,738	10.8 %
External procurement	**35,333**	**29,738**	**18.8 %**
Group generation	**57,129**	**51,976**	**9.9 %**

Trade/distribution. Electricity sales, overall, in quarter 1-3/2003 increased to 57,129 GWh, by 9.9%, compared to last year.

As for domestic distribution, we saw an increase in sales with respect to both provincial companies (+14.0%) and business customers (+14.2%), thus gaining again in market share. In addition, the resultneutral implementation of the eco-electricity subsidies helped increase domestic electricity sales to 24,458 GWh, or by 26.8%.

Foreign sales are also showing clearly positive trends. In total, volumes were up by 39.5%, up to 7,886 GWh, with most gains generated in Italy, Germany and France.

The electricity-trading volume was somewhat on the decline, at 8.9%, but it should catch up with last year's level by the end of this year.

Use			GWh
	1-3/2003	1-3/2002	Change
Provincial companies	18,234	15,997	14.0 %
Business customers	3,750	3,285	14.2 %
Eco-electricity	2,473	n.a.	100.0 %
Domestic sales	**24,458**	**19,282**	**26.8 %**
Distribution (abroad)	7,886	5,654	39.5 %
Trade (abroad)	23,560	25,861	-8.9 %
Sales (abroad)	**31,446**	**31,515**	**-0.2 %**
Own consumption	1,226	1,179	4.0 %
Group consumption	**57,129**	**51,976**	**9.9 %**

The spot-market prices at the European Electricity Exchange (EEX) saw a strong rise in quarter 1-3/ 2003, as compared to the previous period (base: +26%; peak: +30%). The low water supply in the summer months acted as a price driver; as a result of insufficient amounts of cooling water, generation from thermal and nuclear power plants was also impeded. Those capacity bottlenecks were aggravated by higher rates of consumption all across Europe.
The trends of forward prices also indicate a sustainable price recovery. Currently, wholesale prices for

annual supplies in 2004 are 19% (base) or 26% (peak) above the level at the start of the year.

The group's electricity sales, excluding eco-electricity revenue, rose by 12.8% to €1,443.6 million. At €842.6 million, business with foreign customers makes up 48% of total sales.

Price development €/MWh



50
40
30
20
10
2000
2001
2002
2003
2004
□ Platt's Front Year Base
■ Platt's Front Year Peak

Transmission

The amount of energy transmitted over the 220/380 kV grid and relevant to clearing increased by 3.8% to 13,368 GWh. Grid sales, however, were down by 11.7%, to €168.2 million.

This was due to the loss of revenue from transmission/transit, the halving of the export tariff (while export volumes were down), aperiodic post-clearing in 2002 and a decline in the fees for system services as a result of the insufficient water supply. Revenue from cross-border clearing and the cost-cutting program helped offset these factors to some degree.

Upgrading the grid. As a result of the significantly changed use of power plants in the deregulated electricity market, determined by market prices, and due to the growing importance of international trade, grids have been experiencing higher loads.

The power blackouts towards the end of summer 2003 (London, Sweden/Denmark, Italy) were largely the result, according to information received thus far, of high-level loads and demand on existing energy-transmission systems.

The 220 kV north-south lines are no longer in line with current requirement and experience very high loads, especially in winter. The massive expansion into wind power, which has already been started, in the northeast of Austria (feeding of 500 MW of wind power into the system by the end of 2003) will exacerbate the situation further. By completing the planned 380 kV ring and connecting it with the Styria line as well as the St. Peter - Tauern line, Verbund, therefore, is actively dedicated to creating an efficient grid infrastructure for the long term with sufficient reserves as a basis for ensuring supply security. The building projects for lines will be examined by the competent authorities thoroughly, as part of an Environmental Impact Analysis (EIA), while the concerns of the population and the conservation of the environment will be given top priority in their considerations.

The Environmental Impact Declaration (EID) for the Styria line will be submitted to the competent authorities for examination at the end of 2003.

The Verbund share

The Verbund share remains stable

Quarter 1/2003 saw a lateral movement in the Verbund share. The Verbund share started the stock-exchange year 2003 with a price of €81.14. The following three months, its turnover was low, with its share price ranging from €80.00 to €85.00. Even the publication of the best group result in the history of Verbund at the end of February failed to send the share price beyond that margin. Despite all this, the Verbund share outperformed the indices of international stock exchanges, where the bear market continued.

In quarter 2/2003, the Verbund share did not manage to break out of this margin in any significant way. It was only in the preliminary stages leading up to the Austrian Electricity Solution that the price climbed to €86.55, but subsequent index sales pushed the Verbund share back to a price around €80.

In quarter 3/2003, the publication of the excellent half-yearly results at the end of July failed to boost the share price. The Verbund share almost stagnated in view of moderate sales and decreasing volatility and eventually closed at €80.24 – almost unchanged. This is equivalent to a slightly negative performance of 1.1% since the beginning of the year. In other words, the Verbund share retraced the price development of the European utilities sector, which profited only little from the bull market that began to be felt on international stock markets in quarter 2/2003. The Dow Jones STOXX Utilities, the index of the major European utility stocks and an important benchmark for Verbund, has lost 1.9% since the start of the year.

The international stock markets, however, saw a trend reversal in quarter 3/2003. All important markets grew by double digits percentagewise. For example, the Dow Jones Industrial Average (DJIA) Index added an annualized 11.2%, while the more broad-based Standard & Poor's (S&P) 500 Index gained 13.2% and the Deutscher Aktienindex (DAX) 12.6%. The Austrian Traded Index (ATX), the index of the leading Austrian companies, performed even better during the period under review and rose by 17.6%.

Stock ratios

Ratio	Unit	1-3/2003	1-3/2002
Peak price	€	86.55	97.08
Lowest price	€	77.50	70.0
Closing price	€	80.24	71.30
Performance	%	-1.11	-15.12
Market capitalization	Mio. €	2,473.00	2,197.47
Stock-exchange turnover	Mio. €	213.31	523.76
Stock-exchange turnover	Units	14,109.19	33,078.27
Weighting ATX	%	4.26	6.31

Relative share-price development (1 year, 01.01.2003 = 100 %)



140
130
120
110
100
90
80
10-2002
01-3003
04-2003
07-2003
10-2003
Verbund
ATX
DJ STOXX Utilities

Preliminary capital-market calendar		
Event	Location	Date
Meetings with analysts and investors	Zurich	13/11/2003
Meetings with analysts and investors	New York	01/12/2003
Investors´conference (BA/CA)	Kitzbühel	21-23/01/2004
Annual resort 2003	-	25/02/2004
Press conference/balance sheet	Vienna	25/02/2004
Meetings with analysts and investors	Vienna	25/02/2004
Meetings with analysts and investors	London	26-27/03/2004
Meetings with analysts and investors	Paris	01/03/2004
Meetings with analysts and investors	Frankfurt	02/03/2004
Annual Meeting	Vienna	23/03/2004
Dividend ex day	-	30/03/2004
Dividend payout day	-	08/04/2004
Quaterly interim report	-	27/04/2004
Capital-market day	Vienna	xx/05/2004
Interim report Qu. 1-2/2004	-	21/07/2004
Press conference/balance sheet	Vienna	21/07/2004
Meetings with analysts and investors	Vienna	21/07/2004
Meetings with analysts and investors	London	21/07/2004
Small shareholder´s day	Vienna	xx/09/2004
Investor´s conference (Erste Bank)	TBA	xx/10/2004
Investor´s conference (EEI)	San Diego	24-27/10/2004
Interim report Qu. 1-3/2004	-	02/11/2004
Meetings with analysts and investors	Schwitzerland	xx/12/2004

Turnover. The Verbund share achieved a market capitalization of €213.3 million throughout quarter 1-3/2003. Thus, the Verbund share was, when measured against market capitalization, in the top third of the Prime Market of the Vienna Stock Exchange. On average, 14,109 shares were traded everyday.

Market capitalization. As of 30.09.2003, Verbund had the fifth highest valuation of companies listed on the Vienna stock exchange. The total value of the company derived from its market capitalization amounted to €2,473.0 million as of September 30, 2003; its ATX weighting was 4.3%.

Shareholding structure %


Freefloat
EnBW
TIWAG
WIENSTROM
EVN
Republic of Austria
15,7
6,3
7,0
10,0
10,0
51,0



Imprint:

Publisher:
Österreichische Elektrizitätswirtschafts-Aktiengesellschaft
(Verbundgesellschaft),
Am Hof 6a, A-1010 Vienna,
phone: (+43-1) 53113-0, fax: (+43-1) 53113-54191,
Internet homepage: www.verbund.at
e-mail: investor@verbund.at,

Investor Relations:
Mag. Andreas Wollein
Production, layout and graphics:
Power Agency Kommunikations- und Werbeagentur GmbH,
Wipplingerstraße 32, A-1010 Vienna,
phone: (+43-1) 533 13 50, e-mail: office@poweragency.at
Printed by: Astoria Druck- und Verlagsanstalt GmbH, A-1230 Vienna